FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated May 13, 2002, announcing the expansion of its presence in Kazakhstan with the deployment of three high-speed satellite communications networks.

Attached hereto and incorporated by reference herein is Registrant's press release dated May 13, 2002, announcing the selection of Registrant to provide products to customers in the CIS region.

Attached hereto and incorporated by reference herein is Registrant's press release dated May 14, 2002, announcing Registrant's subsidiary's signing of contracts for Connexstar(SM) business-grade satellite broadband service in the U.S.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch
Chief Financial Officer

Dated: May 15, 2002

Gilat Satellite Networks

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972) 3 925-2000,
Fax: (972) 3 925-2222
www.gilat.com

Press Release

Gilat expands its presence in Kazakhstan with deployment of three high-speed satellite communications networks

Gilat's DialAw@y IP(TM) and FaraWay(TM) VSAT networks bring reliable data networking to rail transport, customs service and oil & gas transport companies

Petah Tikva, Israel, May 13, 2002 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has completed deployment of three nationwide, broadband satellite communications networks in Kazakhstan, encompassing 450 VSATs. With the addition of these new networks, a total of 1330 Gilat VSATs are deployed throughout Kazakhstan.

- CJSC Kazakhstan Telecommunications (Katelco) is using 240 DialAw@y IP VSATs for a nationwide network to support telephony, high-speed Internet access and interactive data applications for Temir Zholy, the country's national railway operator, as well as the Customs Committee of Kazakhstan.

- OJSC KazTransCom is using a DialAw@y IP network of 100 VSATs throughout the territory for oil and gas pipeline monitoring, Internet access, always-on data communications and telephony.

- CJSC NC KazMunayGas is using a network of 110 FaraWay VSATs throughout Kazakhstan for oil and gas pipeline monitoring, Internet access, video conferencing and other enterprise-wide data applications. KazMunayGas's new FaraWay network replaces VSAT equipment provided by one of Gilat's competitors.

Erez Antebi, Gilat's Vice President and General Manager for Asia, Africa and Pacific Rim, said, "Kazakhstan possesses some of the world's harshest terrain and most unforgiving weather conditions. Our IP-optimized VSAT technology has proven to be a most reliable method for bringing cost-effective, high-speed data, Internet and telephony services to the country's citizens, enterprises and institutions. We look forward to continuing our market leadership in Kazakhstan and serving the country's government agencies and service providers."

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in

StarBand Communications Inc., America's first consumer, nationwide, always-on, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Stan Schneider, Schneider Communications
(954) 435-3310; stan@schneidercom.com

Gilat Investor Contact:
Tim Perrott, Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com

Gilat Satellite Networks

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972) 3 925-2000,
Fax: (972) 3 925-2222
www.gilat.com

Press Release

Gilat Satellite Networks announces customers in CIS region

Petah Tikva, Israel, May 13, 2002 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today announced it has signed three customers in the CIS region.

Gilat is one of the largest providers of interactive VSAT networks in the CIS region, serving thousands of sites for fixed rural telephony, enterprise networking and broadband Internet applications. Gilat customers announced today include:

- Delta-Cit has selected a private, 100-site Skystar Advantage(R) VSAT network to provide interactive data communications, broadband Internet connectivity and automatic teller machine (ATM) applications to major companies throughout the Ukraine.
- Broadcast Arsenal, a Moscow-based integrator of television and radio communications networks, is using a Skystar Advantage central hub system and 46 remote VSATs to support the Bashkortostan government's program to bring high-speed Internet access and interactive data communications to consumers and businesses throughout the republic.
- Comincom has expanded its FaraWay(TM) VSAT network to bring high-speed Internet connectivity to several remote sites in Yakutia. For more than five years, Comincom has used Gilat VSAT technology in numerous remote outlying Russian areas, which standard terrestrial networks cannot efficiently serve.

Erez Antebi, Gilat's Vice President and General Manager for Asia, Africa and Pacific Rim, said, "Gilat has proven that VSAT technology can be deployed quickly and can meet the challenge of the CIS region's dispersed population and rugged terrain. These new contracts demonstrate our ongoing commitment to meet the continued strong demand for rural telephony, corporate communications and Internet infrastructure throughout the entire region."

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on VSAT satellite network technology – with nearly 400,000 VSATs shipped worldwide. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner, with EchoStar Communications Corp., Microsoft Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, nationwide, two-way, high-speed satellite broadband Internet service provider. StarBand is based in McLean, Va. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact in Russia:
InformInvest
Tel: 007-095-2527164

Gilat Worldwide Media Contact:
Stan Schneider, Schneider Communications
(954) 435-3310; stan@schneidercom.com

Gilat Investor Contact:
Tim Perrott, Gilat Satellite Networks
(703) 848-1515; tim.perrott@spacenet.com

Gilat Satellite Networks

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972) 3 925-2000,
Fax: (972) 3 925-2222
www.gilat.com

Press Release

Gilat's Spacenet subsidiary announces first wave of contracts for its new Connexstar℠ business-grade satellite broadband service

Initial contracts signed for deployment of thousands of sites nationwide

Petah Tikva, Israel, May 14, 2002 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has signed the first group of contracts for its Connexstar broadband service. With more than a dozen customers and three resellers announced today, Spacenet has firm commitments to deploy Connexstar at nearly 2,000 sites over the coming year – with many more expected as these customers and resellers fulfill the terms of their three-year Connexstar contracts.

Connexstar, introduced in January, is the first satellite broadband service providing affordable, commercial-grade, wide area network (WAN) connectivity to America's small and mid-size multi-unit enterprises. Powered by Gilat's 360E VSAT platform, Connexstar provides broadband Internet connectivity anywhere in the continental United States – with the ability to add high-speed credit authorization, commercially licensed TV and music, distance learning, content multicasting and secure backhaul services using the same in-store hardware.

With these new contracts, Spacenet has firmly established Connexstar as the leading commercial-grade satellite networking service for smaller chain businesses – enterprises that historically have been unserved by the VSAT industry. Connexstar has met with a positive response from several leading industry research firms, including Boston's Pioneer Consulting, LLC.

"Historically, small to mid-size organizations have been overlooked by VSAT providers since several hundred locations are necessary to cost-justify installation and operation of a custom VSAT wide area network," said Pioneer's Senior Market Analyst Michael Massey. "These overlooked businesses represent a sizeable market opportunity for the service provider who is able to develop a simple, cost-effective VSAT solution that can be deployed in networks ranging from 50-300 sites."

David Shiff, Spacenet's Vice President of Sales and Marketing, said, "This very strong early adoption of our new service is a clear indication that Connexstar is well suited to the needs of small to medium-sized, multi-unit businesses, and that there is a sizable demand for the service. Also, the fact that Connexstar leverages the same installation, maintenance and quality-of-service (QoS) resources used for Spacenet's largest custom-network clients has contributed greatly to its success."

About Spacenet
With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner, with EchoStar Communications Corp., Microsoft Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, nationwide, two-way, high-speed satellite broadband Internet service provider. StarBand is based in McLean, Va. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

####

Gilat Media Contact:
Stan Schneider, Schneider Communications
(954) 435-3310; stan@schneidercom.com

Gilat Investor Contact:
Tim Perrott, Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com